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                             August 7, 2020

       Ron Tchorzewski
       Chief Financial Officer
       MED-X, INC.
       8236 Remmet Avenue
       Canoga Park, California 91304

                                                        Re: MED-X, INC.
                                                            Offering Statement
on Form 1-A
                                                            Post-qualification
Amendment No. 1
                                                            Filed July 24, 2020
                                                            File No. 024-11007

       Dear Mr. Tchorzewski:

              We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Post-Qualification Amendment to Form 1-A filed July 24, 2020

       Business
       Mosquito Control Study, page 16

   1. Please explain the scope of approvals needed for domestic and international distribution of
                                                        Nature-Cide as a
mosquito product. In particular, please clarify how the statement regarding toxicity
testing needed for exportation relates to the statement on page 2 about ongoing efficiency
tests to qualify the product for international and domestic markets, and explain how the product
is already being exported to Vector Control companies in
                                                        multiple countries
without these tests complete. Refer to Form 1-A, Part II, Item 7(a)(2).
 Ron Tchorzewski
FirstName  LastNameRon Tchorzewski
MED-X, INC.
Comapany
August     NameMED-X, INC.
       7, 2020
August
Page 2 7, 2020 Page 2
FirstName LastName
Risk Factors
Risks Relating to Business
The Coronavirus pandemic may have a material adverse impact on our operating results, financial condition and business performance, page 21

2. Please revise the risk factor related to the Coronavirus pandemic to be more specific to your operations and to describe the actual impact the Coronavirus pandemic has had on your business to date. In this regard, we note your statement on page 38 that the executive officers have taken a pay cut to improve your financial condition and enable you to better operate during the pandemic.
Principal Shareholders , page 42

3. With respect to the Principal Shareholders table, please advise how Matthew Mills will own more shares after the offering is completed than before the offering, particularly given that he is identified as a selling stockholder on page 50. Plan of Distribution
The Selling Agreement, page 49

4. With reference to the second and third sentences on page 49, please revise to clarify whether you have a new posting agreement with StartEngine that replaces the one terminated in January 2020 or whether you have agreed in principle to the terms for
         StartEngine's future engagement. Disclose the services that StartEngine is or will provide you and file the agreement as an Exhibit. As applicable, revise the disclosure in footnote
         2 on page ii to clarify StartEngine's involvement in your on-going offering.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Margaret Schwartz at 202-551-7153 or Joe McCann at 202-551-6262 with any questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Life
Sciences